Mail Stop 4561

July 17, 2008

Mr. Thomas W. Weisel
Chairman and Chief Executive Officer
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, CA 94104

> **Re:** **Thomas Weisel Partners Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 03/17/08**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed 5/12/08**
> **File No. 001-51730**

Dear Mr. Weisel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Note 6 – Investments in Partnerships and Other Securities, page F-16

1. You disclose that in November 2005 you completed a transaction pursuant to which the responsibility for management and operations of certain of your private equity funds, including Thomas Weisel Capital Partners, L.P., and affiliated funds

(TWCP) was assumed by a new general partner owned by former employees of your company who had been actively involved in the management of those funds. You also disclose that you recorded a loss of approximately $2.3 million in the year ended December 31, 2005 which included payments to your former employees and certain transaction-related expenses that you agreed to assume in connection with the transfer of the management responsibility of TWCP. Please tell us how this transaction affected the fair value of your investment in TWCP since it no longer includes management rights.

Note 8 – Related Party Transactions, page F-18

2. You disclose that in June 2007 two employees entered into agreements with you that provide for the repayment of certain loans by repurchase by you of shares of your company's common stock held by the employees if the loans have not already been paid by December 31, 2008. You also disclose that as a result of these agreements, you reversed the previously established reserve of $790,000. Please tell us how you determined that it was appropriate to release the entire amount of the reserve. Please discuss the number of shares owned by the employees. Please also tell us how you determined the appropriate accounting treatment for these loans and the repayment agreement and tell us the accounting guidance that you relied upon.

Note 14 – Income Taxes, page F-26

3. You disclose that during the three months ended March 31, 2006, you recognized a one-time tax benefit upon conversion to a corporation in connection with the establishment of your deferred tax asset balances, partially offset by a valuation allowance of $9.9 million. You state that the valuation allowance was recorded because management at that time concluded that a portion of the deferred tax benefit, which resulted from unrealized capital losses, more likely than not would not be realized due to the uncertainty of your ability to generate future capital gains to offset such capital losses. Based on the performance of the underlying investments in your investments in partnerships during the year ended December 31, 2006, you decided to reduce the valuation allowance by $8.5 million. However, on page 51 of your Form 10-K for the year ended December 31, 2006, you disclose that as of December 31, 2006 you had net unrealized capital losses on your investment partnerships. Therefore, there does not seem to be enough positive evidence to support a reversal of a majority of your valuation allowance since you still had net unrealized capital losses on your investment partnerships. Furthermore, it also does not seem reasonable to rely on such a limited amount of time (nine months) to observe improved performance of your investments. Please explain.

Form 10-Q for the quarter ended March 31, 2008

Liquidity and Capital Resources, page 23

4. We note that as of March 31, 2008 you held $10.1 million in auction rate securities. In January 2008, you sold a substantial portion of your ARS holdings through the normal auction process, but liquidity issues in the global credit markets resulted in failure of auctions for your ARS after that. You disclose that as a result of the auction failures, you evaluated the credit risk and compared the yields on your ARS to similarly rated municipal issues and determined that your ARS only had a fair value decline of $0.2 million during the three months ended March 31, 2008. Please tell us and in future filings disclose the key assumptions you used in your valuation model.

Note 2 – Acquisitions, page 5

5. You disclose that you calculated the purchase price of the Westwind acquisition using the average closing price of your common stock over a five day period starting two days prior to the acquisition announcement date of October 1, 2007 and ending two days after the announcement date. We note that you used this stock price for all of the shares issued in conjunction with this acquisition, including common shares of your company and exchangeable shares issued by your Canadian subsidiary. Please tell us what consideration you gave to the restrictions on the exchange of the shares and also on the transfer of the shares (as disclosed in your response letter to us dated June 24, 2008) when determining the fair value of the consideration given in the transaction.

Note 10 – Earnings (Loss) Per Share, page 12

6. We note that you included the exchangeable shares issued by your Canadian subsidiary in your basic earnings per share calculation. Please tell us how you determined that it was appropriate to include these shares in the denominator of your basic EPS calculation. For reference, please see SFAS 128.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief